GUILD HOLDINGS COMPANY

5887 Copley Drive

San Diego, California 92111

(858) 560-6330

January 20, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3010

Attn: Tonya K. Aldave

Re:	Guild Holdings Company

Registration Statement on Form S-1

Filed: December 22, 2021

File No. 333-261855

Acceleration Request

Requested Date: January 21, 2022

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Guild Holdings Company (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-261855) to become effective at 4:00 p.m. Eastern Time on January 21, 2022, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Nicole Brookshire or Su Lian Lu of Cooley LLP, counsel to the Registrant, at (617) 937-2357 or (310) 883-6555, respectively.

Sincerely,

GUILD HOLDINGS COMPANY

By:	/s/ Mary Ann McGarry
Mary Ann McGarry, Chief Executive Officer